GREAT-WEST
LIFECO INC.

RECEIVED
2005 SEP -1 A 11:29

August 30, 2005

[redacted]

05010915

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

BEST AVAILABLE COPY

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Press Release dated August 26, 2005 announcing a "Normal Course Issuer Bid" has been approved by the Toronto Stock Exchange.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Connie Neilson
Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\cm\Press Releases\Letters to U.S. Securities Commission .doc

509-01/02

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. announces Normal Course Issuer Bid

Winnipeg, August 26, 2005 ... Great-West Lifeco Inc. announced today that a normal course issuer bid has been accepted by The Toronto Stock Exchange. The bid will commence on September 1, 2005 and will terminate on August 31, 2006.

The Corporation intends to purchase for cancellation, during the course of the bid, up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D (the "Series D Preferred Shares") and 2,380,000 Non-Cumulative First Preferred Shares, Series E (the "Series E Preferred Shares") of the Corporation, representing 10% of the public float of the Series D Preferred Shares and 9.97% of the public float of the Series E Preferred Shares on August 22, 2005. As of August 22, 2005, the public float for the shares equaled 7,996,000 Series D Preferred Shares and 23,865,338 Series E Preferred Shares; the total number of outstanding shares was 8,000,000 Series D Preferred Shares and 23,868,115 Series E Preferred Shares. Any shares purchased by the Corporation under the bid will be cancelled.

Purchases will be made through the facilities of The Toronto Stock Exchange at prevailing market prices.

The Corporation utilizes the normal course issuer bid program to acquire the Series D Preferred Shares and Series E Preferred Shares in order to reduce the Corporation's overall use of financial leverage represented by debt and non-perpetual preferred shares.

During the past 12 months, the Corporation has not purchased any Series D Preferred Shares or Series E Preferred Shares.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Corporation has operations in Canada, the United States, and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company. The Corporation and its companies have more than $170 billion in assets under administration. The Corporation is a member of the Power Financial Corporation group of companies.

-end-

For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705